Exhibit 99.1
QUARTERLY REPORT
(From January 1, 2010 to September 30, 2010)
THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2010 to September 30, 2010)
To: Financial Services Commission and Korea Stock Exchange

/s/
Choi, Jong-Tae
President and Representative Director POSCO 1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea Telephone: +82-54-220-0114

/s/
Young-Hoon Lee
Senior Vice President POSCO Telelphone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment: Independent Accountants’ Review Report

3

I. OVERVIEW

1.	Scope of Business
A.	POSCO (the “Company”)

Business		Note
a.	Production and sale of crude steel and stainless steel (STS) products
b.	Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the third Quarter of 2010
c.	Management of professional athletic organizations
d.	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e.	Real property lease business
f.	Public energy services and distribution system
g.	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h.	Educational services and other incidental services
i.	Production and sale of non-ferrous metals
j.	Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group

(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., SUNGJIN GEOTEC Co., Ltd., POSCO ICT Co., Ltd., POSCO CHEMTECH Co., Ltd, Samjung Packing and Aluminum Co., Ltd., POSCO E&C Co., Ltd., Seung Kwang Co., Ltd., POSCO Architects&Consultants Co., Ltd., POSCO Research Institute, POSCO Steel Service and Sales Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCO TMC Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, POSCALCIUM Co., Ltd., DAKOS, Songdose Co., Ltd. eNtoB Corporation, POSCO AST Co., Ltd., Daimyung Technology Metal Service, POSCO E&E, POMIC Co., Ltd., POS Himetal, POSFINE, POSECOHOUSING Co., Ltd., Mapo Hibroad Parking Co., Ltd., Gwangyang Steel Fabrication

4

Center, POSPLATE Co., Ltd., Pure Gimpo Co., Ltd., PLANT EST Co., Ltd., 9Digit Co., Ltd., YUYOUNG METAL, SHINKI E&T Co., Ltd., ANJEONG District Corporation, POSGREEN Co., Ltd., Busan E&E Co., Ltd., POREKA Co.
•	Changes in companies belonging to large business groups before September 30, 2010
—	Exclusion of subsidiary: POSCO Machinery Co. Ltd. (January 26, 2010)

—	Exclusion of subsidiary: POSCON Co., Ltd. (February 23, 2010)

—	Addition of subsidiary: POSECOHOUSING Co., Ltd. (February 1, 2010)

—	Addition of subsidiary: POSCALCIUM Co., Ltd. (February 1, 2010)

—	Addition of subsidiary: DAKOS (February 1, 2010)

—	Addition of subsidiary: Mapo Hibroad Parking Co., LTD. (February 1, 2010)

—	Addition of subsidiary: Gwangyang Steel Fabrication Center (March 2, 2010)

—	Addition of subsidiary: POSPLATE (March 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Development Corporation (April 1, 2010)

—	Addition of subsidiary: Pure Gimpo Co., Ltd. (April 1, 2010)

—	Addition of subsidiary: PLANT EST Co., Ltd. (May 3, 2010)

—	Addition of subsidiary: 9Digit Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SUNGJIN GEOTEC Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SHINKI E&T Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: ANJEONG District Corporation (June 1, 2010)

—	Addition of subsidiary: YUYOUNG METAL (June 1, 2010)

—	Addition of subsidiary: Songdose Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: POREKA Co. (July 1, 2010)

—	Addition of subsidiary: POSGREEN Co., Ltd. (August 2, 2010)

—	Addition of subsidiary: Busan E&E Co., Ltd. (August 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Asset Management Corporation (August 11, 2010)

—	Exclusion of subsidiary: RISTec-Biz Co., Ltd. (August 12, 2010)

—	Exclusion of subsidiary: Medical Materials Co., Ltd. (August 12, 2010)
•	Changes in companies belonging to large business groups after September 30, 2010
—	Addition of subsidiary: POSCO LED (October 1, 2010)

—	Addition of subsidiary: DAEWOO INTERNATIONAL CORPORATION (November 1, 2010)

—	Addition of subsidiary: POSCONST Co., Ltd. (November 1, 2010)

—	Addition of subsidiary: Gunsan Steel Processing and Fabricating Center Co., Ltd. (November 1, 2010)

5

(3)	Related laws and regulations
—	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

2.	Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea
•	Overseas Offices:	The Company operates seven offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Russia (Moscow), and Egypt(Cairo) for the purpose of supporting international business.

6

•	Changes in Overseas Offices
—	Closing of Hanoi office in Vietnam (’10. 5)

—	Establishment of Mongolian office (’10. 9)
•	Changes in Overseas Offices (Post-Third Quarter of 2010)
—	Establishment of Western Australian office (’10. 10)
(d)	Composition of Board of Directors (as of February 26, 2010)
•	Standing Directors
—	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010

—	New members : Park, Han-Yong, Oh Chang-Kwan, Kim, Jin Il
•	Outside Directors
—	Terms of office for Jeffrey D. Jones expired on February 26, 2010
•	Representative Directors
—	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

—	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
(e)	Largest Shareholder
—	National Pension Corporation is the largest shareholder

—	Date of Disclosure: January 30, 2007

(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, Oct 9 2009, Jan 26 2010 and July 20 2010)
B.	Merger, Acquisition and Handover of Businesses

[none]
C.	Major Changes in Production Facilities
—	There were no material changes before the first half of 2010.

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3.	Equity Capital
A.	New Issuance of Registered Form Common Stock
•	No new issuance of registered form Common Stock in the last five years.
B.	Convertible Bonds

[None]
C.	Bonds with Warrant

[None]

4.	Other information regarding Shares
A.	Total Number of Shares

(As of September 30, 2010)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

•	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

(As of September 30, 2010)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	—	—	7,792,072
Special Money Trust		2,361,885	—	—	—	2,361,885
Total		10,153,957	—	—	—	10,153,957

•	Beginning balance : as of Dec 31, 2009
(2)	Treasury Stock purchased under the Special Money Trust Contract

(Unit: billion Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	822.2	0.7	—	822.9

•	The initial amount of treasury stock special money trust contract : KRW 550 billion

•	Renewal of treasury stock special money trust contract
—	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

—	Renewed contract period from May 12, 2010 until May 11, 2013

—	Renewed contract amount: KRW 822.9 billion

8

C.	Voting Rights

(As of September 30, 2010)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights *	10,157,957
3. Shares with voting rights	77,028,878

*	Treasury Stock: 10,153,957 shares

*	Shares in mutual ownership: 4,000 shares
D.	Earnings and Dividend

(Unit: Million Won)
	2010
	(’10.1.1 ~ ’10.9.30)	2009	2008
Net Profit	3,677,422	3,172,264	4,446,933
EPS (Won)	47,738	41,380	58,905
Cash Dividend Paid	192,582	615,569	762,760
Pay-out Ratio	—	19.4%	17.2%
Dividend per share (Won)	2,500	8,000	10,000
Dividend Yield	—	1.31%	2.62%

9

II. BUSINESS

1.	Current Situation of POSCO
(1)	Domestic Market Share

	(Unit: Million Tons, %)
	2010
	(’10.1.1 ~ ’10.9.30)		2009		2008
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	42.5	100	48.5	100	53.3	100
POSCO	24.9	59	29.5	61	33.1	62
Others	17.6	41	19.0	39	20.2	38
• Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
—	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represent 66% and overseas sales represent 34% of our total sales volume (major overseas markets include China, Japan and Southeast Asian countries).

—	The company also maintains a made-to-order supply system and 75% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses
○	Establishment of Steelworks in India
—	Execution of a Memorandum of Understanding with the Orissa state government for the development of iron ore captive mines, and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (’05.6)

—	Establishment of POSCO-India Private Limited (“POSCO-India”). (’05.8)

[Development of iron ore captive mines]

—	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (“Khandadhar Licenses”). (’05.9)

—	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (’06.12)

—	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (’07.7)

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—	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (’09.1)

—	The Orissa High Court set aside the Orissa state government’s recommendation to grant approval for the Khandadhar Licenses, and in response, the Orissa state government filed a special petition with the Indian Supreme Court to challenge the high court order. (’10.7)

[Establishment of Steelworks]

—	Granted approval by the Indian central government for environmental impact assessment for the construction of captive port. (’07.5)

—	Granted approval by the Indian central government for environmental impact assessment for the construction of steel mills. (’07.7)

—	Granted stage-one clearance for forest diversion by the Indian Supreme Court with respect to 2,959 acres of forest land. (’08.8)

—	Granted approval by the Indian central government for the deforestation of steel mill construction sites. (’09.12)

—	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (’10.7)

—	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site pending investigation into alleged violation of the Forest Regulation Act. (’10.8)
○	Establishment of Steelworks in Indonesia
—	Entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia.

—	Planned to enter into a joint venture agreement in August, 2010.

—	Established PT. KRAKATAU POSCO (’10.9)

—	Held a groundbreaking ceremony (’10.10)

—	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.
○	Establishment of POSCO Maharashtra Steel Private Limited Continuous Galvanizing Line
—	Construction started (’10.3)

—	Purpose of Investment: to establish a Continuous Galvanizing Line with a production capacity of 450 thousand tons per year for expansion of car plate sales in Pune, Delhi and Chennai.

11

○	Establishment of Guangdong Pohang Continuous Galvanizing Line in China
—	Approved by the Board of Directors (’10.7)

—	Planned to begin construction in 2Q, 2011

—	Purpose of expansion of plating steel plate sales in China

2.	Key Products and Raw Materials

A.	Current Situation of Key Products

(Unit : Hundred Million Won)
Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	95,593 (41%)
		Cold rolled products	Automobiles, electronic appliances, etc.		99,635 (43%)
		STS	Silverware, steel pipes, etc.		35,265 (15%)

	Others	Slag	Raw material for cement, etc.		3,761 ( 2%)

	sales discount				-191 (-0%)
Total					234,063 (100%)

B.	Price Trends of Key Products

		(Unit: Thousand Won/Ton )
	2010
Items	(’10.1.1 ~ ’10.9.30)	2009	2008
Hot-rolled Product (HR)	832	799	840
Cold-rolled Product (CR)	966	925	927
(1)	Criteria for Calculation

•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.

(2)	Factors of Price Fluctuations

•	Increase in domestic inflation and a gradual increase in raw material prices.

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C.	Current Situation of Major Raw Materials

(Unit: Hundred Million Won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	46,541 (35.0%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking coal: Heat source for blast furnaces,	37,441 (28.2%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless coal:
Sintering fuel
		STS materials	Key materials for STS production	24,211 (18.2%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Other minerals	Sub-materials for iron-making, steelmaking	24,641 (18.6%)	Iron material, Alloy iron, non-ferrous metal, limestone, etc.
Total				132,834

D.	Price Trends of Key Materials

	(Unit: Thousand Won/Ton)
	2010
Category	(’10.1.1 ~ ’10.9.30)	2009	2008
Iron ore	154	87	137
Coal	216	166	327
Scrap iron	477	394	509
Nickel	24,782	18,873	22,994

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•	Key Factors in Price Fluctuations

A.	Iron ore

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of international benchmark price (FOB):	U$126/ton	U$68/ton	U$132/ton
—	Platts Index (Fe 62%)

B.	Coal

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of international benchmark price (FOB):	U$250/ton	U$172/ton	U$185/ton
—	Coal (FOB): based on Australian Premium Hard Coking Coal price

C.	Scrap iron

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of purchase price (CFR):	U$462/ton	U$307/ton	U$405/ton
—	Scrap iron (CFR)

D.	Nickel

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
	U$9.58/lb	U$6.65/lb	U$9.62/lb
Trend of LME Cash price:	U$21,111/ton	U$14,655/ton	U$21,203/ton
• LME: London Metal Exchange

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3.	Production and Facilities
A.	Production Capacity

(Unit: Thousand Ton)
	2010
Items	(’10.1.1 ~ ’10.9.30)	2009	2008
Pohang Works	11,250	15,000	15,000
Gwangyang Works	13,500	18,000	18,000
Total	24,750	33,000	33,000

B.	Production and Capacity Utilization Rate
(1)	Production

(Unit: Thousand Ton)
		2010
Items		(’10.1.1 ~ ’10.9.30)	2009	2008
Crude Steel	Pohang	10,446	14,344	14,936
	Gwangyang	14,360	15,186	18,200
Subtotal		24,806	29,530	33,136
Hot-Rolled Products	Pohang	2,286	3,107	3,331
	Gwangyang	3,705	4,968	5,236
Plate	Pohang	3,092	4,486	4,738
	Pohang	55	0	0
Wire Rod	Pohang	1,515	1,950	2,027
P O	Gwangyang	1,808	1,664	2,406
Cold Rolled Products	Pohang	1,222	1,586	1,739
	Gwangyang	3,405	3,947	4,487
Coated Steel	Pohang	354	357	304
	Gwangyang	2,919	2,787	4,022
Electrical Steel	Pohang	772	849	940
STS	Pohang	1,262	1,348	1,347
Others	Pohang	274	360	521
	Gwangyang	851	834	739
Total Products		23,520	28,243	31,837
Pohang		10,777	14,043	14,947
Gwangyang		12,743	14,200	16,890

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(2)	Capacity Utilization Rate for the 3rd quarter of 2010 in terms of crude steel production

(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	11,250	10,446	92.9%
Gwangyang Works	13,500	14,360	106.4%
Total	24,750	24,806	100.2%

—	Utilization Rate = Production/ Production Capacity

C.	Production Facilities
(1)	Book Value of Fixed Assets

(Unit: Million Won)
		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	444,870	1,671	4,398	—	442,143
	Building	1,175,768	255,668	6,415	68,061	1,356,960
	Structures	812,779	65,679	2,482	45,566	830,410
	Machinery and Equipment	4,586,813	517,712	15,565	762,241	4,326,719
	Vehicles	12,552	1,797	103	4,762	9,484
	Tools and Fixtures	9,291	3,147	—	3,109	9,329
	Furniture and Others	32,259	12,611	189	8,299	36,382
	Financial Lease Assets	9,555	—	—	478	9,077
Gwangyang	Land	516,999	150,932	—	—	667,931
	Building	822,742	367,041	689	73,712	1,115,382
	Structures	667,141	247,514	576	48,683	865,396
	Machinery and Equipment	3,683,619	1,712,214	875	605,809	3,727,493
	Vehicles	4,251	1,730	2	1,605	4,374
	Tools and Fixtures	7,446	2,655	—	2,834	7,267
	Furniture and Others	17,798	2,423	1	4,884	15,336

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(2)	Major Capital Expenditures
(a)	Investments under construction

(Unit : Hundred Million Won)
				Invested
				Amount
				(1H 2010,	Amount
			Total	’10.1.1	to be
Items	Date	Project	Investment	~’10.6.30)	invested
Expansion	’08.09~’11.12	G) Installation of 5th sintering mill and 5th coking mill	17,129	11,958 (7,625)	5,171
	’08.08~’10.11	P) Construction of new steelmaking plant	12,767	12,193 (3,659)	574
	’09.10~’16.09	P, G) Capacity expansion of treatment of raw materials	12,139	3,536 (1,947)	8,603
	’09.01~’12.03	P) Construction of new PGL	2,673	884 (826)	1,789
Renovation/ Replacement	’08.10~’11.03	P) Renovation of 4th furnace	4,171	3,977 (2,534)	194
	’09.12~’10.10	P) Capacity Improvement of 2-2 continuous casting machine	1,543	1,364 (1,171)	179
Others			25,488	7,923 (3,041)	17,565
Total			75,910	41,835 (20,803)	34,075
(b)	Planned investments

(Unit : Hundred Million Won)
		Planned investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation and Replacement of Existing Facilities	15,931	18,296	22,106
	Sub-total	15,931	18,296	22,106
Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	20,989	16,139	17,355
	Sub-total	20,989	16,139	17,355
Total		35,672	36,920	34,435

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4.	Sales
Steel Product Sales

		(Unit: Hundred Million Won)
		2010	2009	2009
Items		(’10.1.1 ~ ’10.9.30)	(’09.1.1 ~’09.9.30)	(’09.1.1 ~’09.12.31)
Hot-Rolled Products	Domestic	73,949	71,973	96,581
	Export	21,644	21,578	28,525
	Total	95,593	93,551	125,106
Cold-Rolled Products	Domestic	55,385	39,658	55,426
	Export	44,250	36,546	50,111
	Total	99,635	76,204	105,537
Stainless Steel	Domestic	19,815	13,651	19,047
	Export	15,450	10,516	15,813
	Total	35,265	24,167	34,860
Others	Domestic	3,736	2,902	4,251
	Export	25	40	47
	Total	3,761	2,942	4,298
Subtotal	Domestic	152,885	128,184	175,305
	Export	81,369	68,680	94,496
	Total	234,254	196,864	269,801
Discount		-191	-206	-262
Total		234,063	196,658	269,539

5.	Derivatives
Currency Forward Contracts
○	Derivative valuation loss of Exchangeable Notes exchangeable into ADRs of SK Telecom issued on August 19, 2008: KRW 890 million

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6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$ 37.2 million) in POSCO-Vietnam by purchasing its newly issued shares
Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.
Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.
Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.
Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion

Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion
Cooperation Agreement with Roy Hill Holdings Pty. Ltd.	’10.1	POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.
Shares purchase agreement for acquiring SUNG JIN GEOTEC Co., Ltd.	’10.3	POSCO has entered into a shares purchase agreement to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.

19

Contract	Date	Remarks
Named as the preferred bidder for acquiring Daewoo International Corporation	’10.5	POSCO was named as the preferred bidder for acquiring stake in Daewoo International Corporation.
Investment into AMCI(WA) Pty Ltd in Western Australia	’10.7	POSCO decided to acquire a 49% stake in the AMCI(WA) Pty Ltd for approximately A$183 million.
•  Please refer to Form 6-K for additional information

7.	Research and Development

A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	88
	Productivity Research Center	58
	Environment and Energy Department	21
	Technical Research Laboratory (Group)	835

Independent	Research Institute of Industrial Science and Technology	437
	POSTECH	1,261

B.	R&D Expenses

			(Unit: Million Won)
	2010
	(’10.1.1 ~ ’10.9.30)	2009	2008	2007
Raw Materials	73,095	115,500	93,016	49,552
Labor cost	48,676	44,557	54,242	38,635
Depreciation	29,846	36,385	35,879	32,822
Subcontract	143,828	150,238	151,553	96,200
Other Expense	82,566	107,718	108,037	104,425
Total	378,011	454,398	442,727	321,634
(R&D/Sales Ratio)*100	1.61%	1.69%	1.44%	1.45%

20

III. Financial Statements

1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2006 through 2010

	(Unit: million won)
	2010
	(’10.1.1
Item	~ ’10.9.30)	2009	2008	2007	2006
Current Assets	12,812,409	12,918,064	13,693,225	8,767,894	7,870,885
Quick Assets	7,097,868	9,921,738	7,277,624	5,546,615	5,136,181
Inventories	5,714,541	2,996,326	6,415,601	3,221,279	2,734,704
Fixed Assets	32,997,216	27,074,701	23,340,229	21,724,904	18,491,988
Investments Assets	14,374,802	10,212,391	8,632,612	8,165,314	5,658,395
Tangible Assets	18,118,207	16,645,594	14,465,918	13,201,649	12,466,116
Intangible Assets	168,410	151,829	170,095	211,975	229,418
Other Fixed Assets	335,797	64,887	71,604	145,966	138,059
Total Assets	45,809,625	39,992,765	37,033,454	30,492,798	26,362,873
Current Liabilities	5,058,834	2,685,842	4,283,199	2,811,807	1,746,904
Fixed Liabilities	6,775,203	6,355,632	4,966,598	3,177,759	2,824,311
Total Liabilities	11,834,037	9,041,474	9,249,797	5,989,566	4,571,215
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,425,124	4,404,069	4,291,355	4,128,839	3,937,056
Retained Earnings	∆2,403,263	∆2,403,263	∆2,502,014	∆2,715,964	∆1,670,690
Capital Adjustments	543,940	524,825	51,790	839,727	298,995
Accumulated Other Comprehensive Income	30,927,383	27,943,257	25,460,123	21,768,227	18,743,894
Total Shareholders’ Equity	33,975,588	30,951,291	27,783,657	24,503,232	21,791,658
Sales	23,406,262	26,953,945	30,642,409	22,206,685	20,043,409
Operating Income	4,393,716	3,147,998	6,540,059	4,308,275	3,892,307
Net Income	3,677,422	3,172,264	4,446,933	3,679,431	3,206,605

21

2.	Items to pay attention for use of Financial Statements
A.	Principles
(1) The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
(2) The Company’s plan and status for applying K-IFRS:
     The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of KIFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2010
B.	Income Statements

Refer to the attached the review report as of June 30, 2010
C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2005 through 2009

(Unit: million won)
	2009	2008	2007	2006	2005
Current Assets	20,634,150	22,197,633	14,393,533	12,236,953	11,640,335
Quick Assets	15,481,311	13,535,913	9,491,517	8,218,748	7,847,742
Inventories	5,152,839	8,661,720	4,902,016	4,018,205	3,792,593
Fixes Assets	29,677,598	24,763,649	21,881,230	18,912,120	15,866,975
Investments Assets	6,470,999	5,278,165	5,239,026	3,239,689	2,877,288
Tangible Assets	21,839,785	18,069,099	15,581,765	14,643,120	12,271,710
Intangible Assets	629,969	723,767	570,779	557,082	453,709
Other Fixed Assets	736,845	692,618	489,660	472,229	264,268
Total Assets	50,311,748	46,961,282	36,274,763	31,149,073	27,507,310
Current Liabilities	9,274,818	11,009,393	6,624,615	5,082,295	5,881,563
Fixed Liabilities	9,372,616	7,607,684	4,532,408	3,665,036	1,752,070

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	2009	2008	2007	2006	2005
Total Liabilities	18,647,434	18,617,077	11,157,023	8,747,331	7,633,633
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,446,032	4,319,083	4,176,592	4,035,273	3,991,409
Retained Earnings	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433
Capital Adjustments	455,470	(-)21,985	784,933	209,754	(-)188,264
Accumulated Other Comprehensive Income	27,935,726	25,393,246	21,767,302	18,863,333	16,168,892
Minority Interest	755,350	680,539	633,657	489,208	384,670
Total Shareholders’ Equity	31,664,313	28,344,205	25,117,740	22,401,742	19,873,677
Total Sales	36,855,001	41,742,636	31,607,741	25,842,326	26,301,788
Operating Income	3,868,162	7,173,929	4,919,862	4,389,147	6,083,276
Net Income from Continuing Operations	3,342,311	4,350,103	3,677,964	3,353,082	4,006,993
Net Income	3,242,311	4,350,103	3,677,964	3,353,082	4,006,993
Consolidated Net Profit	3,218,425	4,378,751	3,558,660	3,314,181	4,022,492
Number of Consolidated Companies	81	74	64	53	47

B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

(2)	Consolidated Income Statements

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

23

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of five directors who also act as our executive officers (“Standing Directors”) and eight directors who are to be outside directors(“Outside Directors”). Our shareholders elect both Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
     Our board of directors maintains the following six special committees:
—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.
•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Standing Director	Han, Joon-Ho Lee, Young-Sun Lee, Chang Hee Park, Han-Yong
— Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
— Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 Outside Directors	Lee, Young-Sun Ahn, Charles Yoo, Jang-Hee Kim, Byung Ki
— Establish management succession and development plans
— Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
— Pre-deliberate on remuneration and retirement allowance of directors

24

Category	Composition	Directors	Major functions
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il
— Advance deliberation on crucial new investment in other companies
— Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
— Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	— Audit of corporate accounting and business operations — Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
— Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
— Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Executive Management Committee	5 Standing Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
— Advance deliberation on and approval of in- house investment schemes
— Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
— Deliberation on important subjects regarding working policy, and changes to welfare

(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

25

¡	Composition of the Director Candidate Recommendation Committee

—	Effective Date: February 26, 2010

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Lee, Young-Sun (member) Lee, Chang Hee (member)	Outside Director Outside Director	• Outside Directors (3), Standing Director (1): Pursuant to Article 542-8 in the Commercial Law of Republic of Korea
Park, Han-Yong (member)	Standing Director
(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	— President and CEO, AhnLab, Inc. — Chair Professor of Korea Advanced Institute of Science and Technology	None	Chairman Board of Director
Sun, Wook	— Former CEO, Nongshim Co., Ltd — Former President and CEO, Samsung Human Resources Development Center	None
Park, Sang-Yong	— Professor at Yonsei University — Former President of the Korea Securities Research Institute	None
Yoo, Jang-Hee	— President, East Asian Economic Association, Japan — Former Vice President, External Affairs, Ewha Womans University	None
Han, Joon-Ho	— CEO and Vice Chairman, Samchully Co., Ltd. — Former Chairman and CEO, Korea Electric Power Corporation	None
Lee, Young-Sun	— President of Hallym University. — Former Professor of Yonsei University	None
Kim, Byung Ki	— Former President and Research Fellow, Samsung Economic Research Institute	None

26

Relation with
majority
Name	Experience	shareholder	Remarks
Lee, Chang Hee	— Professor of College of Law, Seoul National University — Former International Director, Tax Law Association	None
•	List of key activities of the Board of Directors (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14
1. Approval of Financial Statements for the 42nd Fiscal Year & Convening Schedule of the 42nd Annual General Meeting of Shareholders
2. Contribution Plan for memorial hall of former President Park, Chung -Hee
All 2 cases Approved
2010-2	Feb. 5	1. Agenda for the 42nd Ordinary General Meeting of Shareholders 2. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 3. Standing Director Candidate Recommendation	All 3 cases Approved
2010-3	Feb. 26	1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Approval of Designation of Position for Standing Directors
4. Approval of Designation of Position for Executive Officer
All 4 cases Approved
2010-4	Apr. 23	1. Treasury Stock Special Money Trust Contract Renewal
2. Contribution Plan for POSCO Educational Foundation
3. Investment Plan for POSCO Family Strategic Fund
4. Business Plan for Magnesium Smelting
5. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
6. Plan to bid for acquiring Daewoo International Corporation
All 6 cases Approved
2010-5	Jul. 16	1. Plan for high purity FeSi business project
2. Investment into AMCI(WA) Pty Ltd in Western Australia
3. Capital increase and payment guarantees for expansion of POSCO-VST
4. Capital increase and payment guarantees of Guangdong Pohang Continuous Galvanizing Line for investing in plating steel plate projects in China
5. Financing Plan for the second half of 2010
6. 2010 Interim Dividend Payout (Plan)
		7. Funding Plan for performance guarantee businesses of basic industries	All 7 cases Approved
2010-6	Oct. 14	1. Participation in a capital increase of Domestic Affiliate
2. Participation in a change of Corporate Governance Structure and in a capital increase of Domestic Affiliate
3. Lease Contract with Domestic Affiliates
4. 2010 Business Plan of POSCO Steel Service and Sales Co., Ltd.
5. 2010 Business Plan of POSCO E&C Co., Ltd.
All 5 cases Approved

27

¡	Major activities of outside directors on the Board of Directors (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Number of participating outside directors	Remarks
2010-1	Jan. 14	8
2010-2	Feb. 5	9
2010-3	Feb. 26	8
2010-4	Apr. 23	7
2010-5	Jul. 16	8
2010-6	Oct. 14	8
(4)	Composition of committees and their activities
¡	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2010 — Feb. 26, 2010)

Session	Date	Agenda	Approval
2010-1	Feb. 3	Assessment of Qualifications of Standing Director	—
2010-2	Feb. 26	1. Appointment of Special Committee Members 2. Approval of Designation of Position for Executive Officers 3. Appointment of Positions for Standing Directors	— — —
¡	Major activities of Evaluation and Compensation Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	Evaluation of ’09 Management Result	—
2010-2	Feb. 5	Set the Limit of ’10 Directors’ Remuneration	—
2010-3	Oct. 5	Change of Long-Term Incentive Compensation Plan for Company Executives	Approved
¡	Major activities of Finance and Operation Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Contribution Plan for memorial hall of former President Park, Chung —Hee 2. Acquisition Plan of stake in PosChrome (pty) Ltd. from Samsun Corp.	— Approved
2010-2	Feb. 5	1. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 2. Contribution Plan for Haiti earthquake emergency relief	— Approved
2010-3	Apr. 22	1. Loaned from Funds for the rational use of Energy in 2010
2. Contribution to the sinking of Cheonanham
3. Business Plan for Magnesium Smelting
4. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
5. Plan to bid for acquiring Daewoo International Corporation
		6. Investment Plan for POSCO Family Strategic Fund	Approved Approved — — — —

28

Session	Date	Agenda	Approval
2010-5	Jul. 16	1. Plan for high purity FeSi business project
2. Investment into AMCI(WA) Pty Ltd in Western Australia
3. Investment into prospecting project of West Ferghana-Chinabad mine
4. Financing Plan for the second half of 2010
5. Funding Plan for performance guarantee businesses of basic industries
		6. Funding for the Committee of the 2022 World Cup	— — Approved — — Approved
2010-6	Oct. 11	1. Investment into the joint venture with IMFA for the production of ferrochrome products 2. Funding for the Korea Society	Approved Approved
¡	Major activities of Insider Trading Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 13	Fair Trading Program Operating Result and Plan	—
2010-2	Apr. 22	1. Fair Trading Program Manager Change 2. Contribution Plan for POSCO Educational Foundation	Approved —
2010-3	Jul. 16
1. Land Contribution Plan for founding an international school of POSCO Educational Foundation
2. Investment in kind to POSECOHOUSING
		3. Reporting results of Compliance Program for the first half of 2010 Fiscal Year	Denied Approved —
2010-4	Sep. 9	Land Contribution Plan for founding an international school of POSCO Educational Foundation	Approved
2010-5	Oct. 11	1. Participation in a capital increase of Domestic Affiliate
2. Participation in a change of Corporate Governance Structure and in a capital increase of Domestic Affiliate of Domestic Affiliate
		3. Lease Contract with Domestic Affiliates	— — —
•	Land contribution plan for the establishment of an international school to be funded by the POSCO Educational Foundation: reviewed and submitted operating expense and budget for the school program.

¡	Major activities of Executive Management Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 22	1. Rationalization of #1 EGL at Gwangyang Works 2. Rationalization of lime calcination plant at Pohang and Gwangyang Works 3. Installation of #3,4 Coke Oven PAMS at Pohang Works	Approved Approved Approved
2010-2	Feb. 23	Plan of establishment and management of POSCO South Asia	Approved
2010-3	Apr. 28	1. Establishment of Continuous Galvanizing Line in China
2. Rationalization of equipment at Pohang Works
3. Installation of #1~5 sintering micro powdered ore assembly line
		4. Extension and renovation of POSCO Family training center	— — Approved Approved

29

Session	Date	Agenda	Approval
2010-4	May. 25	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved
2010-5	Jun. 22	1 Capital increase for expansion of POSCO-VST 2. Rationalization of 2RCL, Cold Rolling Mill I at Pohang Works	— Approved
2010-6	Jul. 16	1. Acquisition Plan of NK steel 2. Employment plan of POSCO chair professor	Approved Approved
2010-7	Aug. 24	1. Capital increase of POSCO-Malaysia 2. Establishment of a gymnasium at Pohang and Gwangyang Works	Approved Approved
2010-8	Sep. 28	1. Extension of a plate storage at Gwangyang Works 2. R&D plan for commercializing an amorphous material (Fe)	Approved Approved
2010-9	Oct. 25	Participation plan of Paid-in Capital Increase of PT. Krakatau Steel	Approved
B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

30

     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong Sun, Wook Lee, Chang-Hee	Satisfies requirements in the articles of incorporation	Chairman
¡	Major activities of the audit committee (auditors) (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan.13	• Report Agenda
— Reporting of operations of the Internal Accounting Control System for the 2009 Fiscal Year
— Status of the application of K-IFRS
— Status of supporting the affiliates regarding tax and Internal Control

2010-2	Feb.4	• Deliberation Agendas
— Assessment of operations of the Internal Accounting Control System in 2009
— Results of the audit of account for the 2009 Fiscal Year
— Report Agenda
— Overview Results of the audit of account for the 2009 Fiscal Year by External Auditor
Approved Approved
2010-3	Feb.26	• Deliberation Agenda — Appointment of the chair of the Audit Committee	Approved
2010-4	Apr. 22	• Deliberation Agendas
— Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries
• Report Agenda
— Results of the audit of account for 1Q of the 2010 Fiscal Year
— Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
— Results of the audited consolidated financial statements for the 2009 Fiscal Year
— Operation plans for Auditing 2010
Approved
2010-5	Jul. 16	• Deliberation Agendas
— Approval of non-audit services for AEO certification
— Approval of audit and non-audit services for POSCO family fund and POSTECH fund
• Report Agenda
— Results of the audit of account for the first half of 2010 Fiscal Year
— Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
— Reporting results of audit for the first half of 2010 Fiscal Year
Approved Approved

31

Session	Date	Agenda	Approval
2010-6	Sep. 9	• Deliberation Agendas — Approval of non-audit services for global bond issues. — Approval of audit and non-audit services of External Auditors	Approved Approved
2010-7	Oct. 11	• Deliberation Agendas
— Approval of audit and non-audit services of External Auditors
• Report Agenda
— Results of the audit of account for the 3rd quarter of 2010 Fiscal Year
— The risk of a general trading company and the point of audit
Approved
C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System
•	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
•	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount approved at
Category	Total payment	shareholders Meeting	Remarks
Executive Director	4,958 million won	7 billion won
Independent Non-Executive Director	200 million won
members of the Audit Committee	101 million won
Total	5,259 million won
•	Payment Period: ’10.1.1 ~’10.9.30

•	Outside Director does not include the members of the Audit Committee

32

(2)	List of Stock Options Presented to Executives

(As of September 30, 2010)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 26, 2003	Seong-Sik Cho Jin-Il, Kim	1,921 9,604	1,921 9,604	— —	April 27, 2005 ~April 26, 2010	KRW102,900
Jul. 23, 2004	Ku-Taek Lee Kyeong-Ryul Ryoo Dong-Jin Kim Young Ju Park Yoon Suk Suh Keel Sou Chung Sang Young Kim Sang Myun Kim Ki Chul Shin Byung Ki Jang	49,000 4,900 7,840 1,862 1,862 9,800 9,800 9,800 9,800 9,800	20,000 4,900 0 0 1,500 0 0 7,000 2,000 9,800	29,000 0 7,840 1,862 362 9,800 9,800 2,800 7,800 0	July 24, 2006 ~July 23, 2011	KRW 151,700
Apr. 28, 2005	Jong Doo Choi Nam Suk Hur Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn	2,000 2,000 10,000 10,000 2,000 2,000	0 2,000 0 0 0 0	2,000 0 10,000 10,000 2,000 2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
Total		153,989	58,725	95,264
•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(’06.2.24)

33

POSCO
Unaudited Non-Consolidated Financial Statements
September 30, 2010
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Shareholders of
POSCO:
We have reviewed the accompanying non-consolidated statement of financial position of POSCO (the “Company”) as of September 30, 2010, and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2010 and 2009, and changes in equity and cash flows for the nine -month periods ended September 30, 2010 and 2009. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position as of December 31, 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 8, 2010, expressed an unqualified opinion on those statements. The accompanying non-consolidated statement of financial position as of December 31, 2009, presented for comparative purposes, is not different from that audited by us in all material respects.

The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in note 2 to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
November 3, 2010

This report is effective as of November 3, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO
Non-Consolidated Statements of Financial Position
As of September 30, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	Notes	2010		2009

Assets
Cash and cash equivalents	3	~~W~~	226,070	626,782
Short-term financial instruments	3		2,760,515	5,581,594
Trading securities	6		405,248	505,811
Current portion of available-for-sale securities	7		—	20,230
Current portion of held-to-maturity securities	7		1,962	20,000
Trade accounts and notes receivable, net of allowance for doubtful accounts	4, 23		3,205,477	2,683,909
Inventories	5		5,714,541	2,996,326
Other accounts receivable, net of allowance for doubtful accounts	4, 23		181,129	126,942
Deferred income tax assets	20		207,644	286,075
Other current assets	11		109,823	70,395

Total current assets			12,812,409	12,918,064

Property, plant and equipment at cost	8		42,891,616	40,071,426
Less accumulated depreciation			(24,773,409)	(23,425,832)

Property, plant and equipment, net			18,118,207	16,645,594
Investment securities, net	7, 10		14,331,104	10,187,813
Intangible assets, net	9		168,410	151,829
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts	4		24	1,307
Long-term financial instruments	3		40	40
Other long-term assets, net of allowance for doubtful accounts	11		379,431	88,118

Total non-current assets			32,997,216	27,074,701

Total assets		~~W~~	45,809,625	39,992,765

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Financial Position, Continued
As of September 30, 2010 and December 31, 2009
(Unaudited)

(in millions of Won)	Notes	2010		2009

Liabilities
Trade accounts payable	23	~~W~~	1,522,223	739,746
Short-term borrowings	12, 16		1,164,811	430,910
Current portion of long-term debt, net of discount on debentures issued	12, 13		799,998	1,065
Accrued expenses			156,960	145,484
Other accounts payable	23		769,731	993,120
Withholdings			39,604	51,075
Income tax payable	20		522,753	290,638
Other current liabilities	15		82,754	33,804

Total current liabilities			5,058,834	2,685,842

Long-term debt, net of current portion and discount on debentures issued	10, 13, 16		5,918,939	5,681,509
Provision for severance benefits, net	14		337,099	185,187
Deferred income tax liabilities	20		472,084	400,276
Other long-term liabilities	17		47,081	88,660

Total non-current liabilities			6,775,203	6,355,632

Total liabilities			11,834,037	9,041,474

Shareholders’ equity
Capital stock			482,403	482,403
Capital surplus			4,425,124	4,404,069
Capital adjustments			(2,403,263)	(2,403,263)
Accumulated other comprehensive income			543,940	524,824
Retained earnings			30,927,384	27,943,258

Total shareholders’ equity			33,975,588	30,951,291

Total liabilities and shareholders’ equity		~~W~~	45,809,625	39,992,765

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2010 and 2009
(Unaudited)

		For the three-month periods			For the nine-month periods
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2010		2009	2010	2009

Sales	23, 24	~~W~~	8,524,040	6,850,514	23,406,261	19,665,813
Cost of goods sold	25		7,028,469	5,499,854	17,917,654	17,208,604

Gross profit			1,495,571	1,350,660	5,488,607	2,457,209
Selling and administrative expenses	19		387,810	332,907	1,094,891	895,990

Operating profit			1,107,761	1,017,753	4,393,716	1,561,219

Non-operating income
Interest income			59,963	52,048	193,431	140,333
Dividend income			9,635	11,280	84,520	60,114
Gain on disposal of trading securities			3,714	1,523	10,494	19,877
Gain on valuation of trading securities			2,080	1,394	5,248	1,961
Gain on foreign currency transactions			132,872	143,570	328,882	555,606
Gain on foreign currency translation			197,174	106,927	102,185	318,736
Equity in earnings of equity method accounted investment	7		128,060	156,066	401,655	520,983
Gain on disposal of investments			438	—	1,222	8,939
Gain on disposal of property, plant and equipment			7,847	4,597	14,286	14,215
Gain on derivative transactions	17		—	13,100	26,737	33,458
Gain on valuation of derivatives	17		—	172	—	6,337
Reversal of allowance for doubtful accounts			506	—	648	422
Gain on disposal of other long-term assets			—	1,087	283	1,233
Reversal of stock compensation expense	18, 23		—	—	7,931	—
Others			6,982	11,129	39,622	36,490

			549,271	502,893	1,217,144	1,718,704

Non-operating expenses
Interest expense			82,875	75,353	226,426	216,198
Other bad debt expense			—	556	—	21
Loss on valuation of trading securities			—	373	—	373
Loss on foreign currency transactions			134,833	127,052	357,021	653,051
Loss on foreign currency translation			—	—	187,701	20,678
Donations			13,809	25,717	26,021	40,862
Equity in losses of equity method accounted investments	7		42,859	54,034	193,514	174,408
Loss on disposal of property, plant and equipment			29,064	18,417	48,707	54,443
Loss on disposal of investments			274	13	320	13
Loss on derivative transactions	17		—	—	—	19,281
Loss on valuation of derivatives	17		2,087	—	890	—
Loss on disposal of trade accounts and notes receivable			736	822	2,093	4,080
Loss on disposal of other long-term assets			—	—	—	271
Others			8,045	12,174	18,550	35,265

			314,582	314,511	1,061,243	1,218,944

Income before income taxes			1,342,450	1,206,135	4,549,617	2,060,979
Income tax expense	20		298,510	64,244	872,195	164,042

Net income	21	~~W~~	1,043,940	1,141,891	3,677,422	1,896,937

Basic earnings per share	22	~~W~~	13,552	14,913	47,738	24,774

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Changes in Equity
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	stock		surplus	adjustments	comprehensive income	earnings	Total

Balance as of January 1, 2009	~~W~~	482,403	4,291,355	(2,502,014)	51,790	25,460,123	27,783,657
Year-end dividends		—	—	—	—	(574,274)	(574,274)
Net income		—	—	—	—	1,896,937	1,896,937
Interim dividends						(114,855)	(114,855)
Changes in capital surplus of equity method accounted investments		—	(3,349)	—	—	—	(3,349)
Gain on valuation of avilable-for-sale securities, net		—	—	—	419,075	—	419,075
Changes in capital adjustment arising from equity method accounted investments		—	—	—	20,585	—	20,585

Balance as of September 30, 2009	~~W~~	482,403	4,288,006	(2,502,014)	491,450	26,667,931	29,427,776

	Capital		Capital	Capital	Accumulated Other	Retained
(in millions of Won)	stock		surplus	adjustments	comprehensive income (loss)	earnings	Total

Balance as of January 1, 2010	~~W~~	482,403	4,404,069	(2,403,263)	524,824	27,943,258	30,951,291
Year-end dividends		—	—	—	—	(500,714)	(500,714)
Net income		—	—	—	—	3,677,422	3,677,422
Interim dividends						(192,582)	(192,582)
Changes in capital surplus of equity method accounted investments		—	21,055	—	—	—	21,055
Losses on valuation of avilable-for-sale securities, net		—	—	—	(13,904)	—	(13,904)
Changes in capital adjustment arising from equity method accounted investments		—	—	—	33,020	—	33,020

Balance as of September 30, 2010	~~W~~	482,403	4,425,124	(2,403,263)	543,940	30,927,384	33,975,588

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009

Cash flows from operating activities
Net income	~~W~~	3,677,422	1,896,937
Adjustments to reconcile net income to net cash provided by operating activities
Accrual for severance benefits		208,184	—
Other employee benefit		7,422	5,124
Depreciation and amortization		1,657,245	1,517,371
Interest income		(334)	(900)
Interest expense		14,043	14,331
Loss (gain) on foreign currency translation, net		85,408	(309,229)
Equity in earnings of equity method accounted investments, net		(208,141)	(346,575)
Loss on disposal of property, plant and equipment, net		34,421	40,228
Gains on disposal of investments, net		(902)	(8,926)
Gain on disposal of trading securities		(10,494)	(19,877)
Gain on valuation of trading securities, net		(5,248)	(1,588)
Gain on derivative transactions, net		(26,737)	(14,177)
Loss (gain) on valuation of derivatives		890	(6,337)
Loss on disposal of trade accounts and notes receivable		2,093	4,080
Provision for (reversal of) allowance for doubtful accounts, net		(7,110)	8,495
Gain on disposal of other long-term assets, net		(283)	(962)
(Reversal of) stock compensation expense		(7,931)	21,316
Others, net		(1,604)	1,052

		1,740,922	903,426

Changes in operating assets and liabilities
Trade accounts and notes receivable		(522,712)	721,841
Other accounts receivable		(52,344)	178,823
Accrued income		22,602	871
Prepaid expenses		(61,549)	(51,966)
Inventories		(2,716,011)	2,927,648
Deferred income tax assets and liabilities		117,609	(130,714)
Trade accounts payable		795,347	(137,431)
Other accounts payable		(223,134)	(48,778)
Advances received		15,182	10,189
Accrued expenses		11,475	(18,164)
Income tax payable		232,115	(1,618,400)
Payment of severance benefits		(49,456)	(62,340)
Deposit for severance benefit trust		(6,817)	11,863
Other current liabilities		30,711	26,486
Dividends from equity method accounted investments		49,082	30,711
Others, net		7,758	6,899

		(2,350,142)	1,847,538

Net cash provided by operating activities		3,068,202	4,647,901

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2010 and 2009
(Unaudited)

(in millions of Won)	2010		2009

Cash flows from investing activities
Disposal of short-term financial instruments	~~W~~	15,413,389	4,662,209
Disposal of trading securities		776,305	2,626,062
Redemption of current portion of held-to-maturity securities		20,000	40,000
Disposal of available-for-sale securities		105,948	17,093
Disposal of property, plant and equipment		21,848	15,426
Disposal of other long-term assets		1,548	12,433
Acquisition of short-term financial instruments		(12,592,311)	(7,460,936)
Acquisition of trading securities		(660,000)	(1,800,000)
Acquisition of available-for-sale securities		(102,408)	(232,323)
Acquisition of equity method accounted investments		(3,738,734)	(164,507)
Acquisition of current portion of held-to-maturity securities		—	(40,000)
Advance paid for acquisition of business		(451,606)	(10,718)
Acquisition of property, plant and equipment		(3,165,025)	(2,927,914)
Cost of removal of property, plant and equipment		(29,550)	(44,989)
Acquisition of intangible assets		(8,134)	(9,468)
Others, net		(7,801)	(7,716)

Net cash used in investing activities		(4,416,531)	(5,325,348)

Cash flows from financing activities
Proceeds from short-term borrowings		2,272,025	1,972,180
Proceeds from long-term borrowings		392,656	19,743
Proceeds from issuance of debentures		497,897	1,449,728
Increase of other long-term liabilities		44,850	33,954
Repayment of short-term borrowings		(1,500,194)	(1,804,235)
Repayment of current portion of long-term liabilities		(795)	(202,181)
Payment of cash dividends		(693,296)	(689,129)
Decrease in capital lease obligations		(737)	(5,446)
Decrease in other long-term liablities		(64,789)	(31,773)

Net cash provided by financing activities		947,617	742,841

Net increase (decrease) in cash and cash equivalents		(400,712)	65,394

Cash and cash equivalents
Cash and cash equivalents at beginning of the period		626,782	941,687

Cash and cash equivalents at end of the period	~~W~~	226,070	1,007,081

See accompanying notes to unaudited non-consolidated financial statements.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

1.	The Company

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants (Pohang mill and Gwangyang mill) and one office in Korea, and eight overseas liaison offices.

As of September 30, 2010, the shares of the Company are listed on the Korea Stock Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2.	Basis of Presenting Financial Statements and Summary of Significant Accounting Policies

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for the use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

The accounting policies were consistently applied for the non-consolidated financial statements both as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

3.	Cash and Cash Equivalents, and Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009

Cash and cash equivalents
Checking accounts	—	~~W~~	1,986	817
Money market deposit accounts	—		—	16,800
Money market trust	2.55 ~ 2.75		143,300	228,700
Time deposits	2.95 ~ 3.03		60,000	70,000
Time deposits in foreign currency	0.45 ~ 0.55		20,784	310,465

		~~W~~	226,070	626,782

Short-term financial instruments
Ordinary deposits (*1)	—		18,141	10,667
Time deposits	2.98 ~ 4.70		2,340,830	2,850,000
Certificates of deposit	1.60 ~ 4.75		330,000	2,370,000
Repurchase agreement	2.81		10,000	290,000
Specified money in trust	—		61,544	60,927

		~~W~~	2,760,515	5,581,594

Long-term financial instruments

Guarantee deposits for opening accounts (*2)	—	~~W~~	40	40

(*1)	In relation to projects outsourced to the Company by the Korean government, these deposits are restricted in use.

(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly, the withdrawal of these deposits is restricted.
4.	Accounts and Notes Receivable

Accounts and notes receivable, and their respective allowance for doubtful accounts as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Trade accounts and notes receivable	~~W~~	3,210,356	2,695,161
Less: Allowance for doubtful accounts		(4,879)	(11,252)

	~~W~~	3,205,477	2,683,909

Other accounts receivable	~~W~~	191,738	137,560
Less: Allowance for doubtful accounts		(10,609)	(10,618)

	~~W~~	181,129	126,942

Long-term trade accounts and notes receivable	~~W~~	252	1,875
Less: Allowance for doubtful accounts		(228)	(568)

	~~W~~	24	1,307

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

5.	Inventories

Inventories as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Finished goods	~~W~~	661,333	344,192
By-products		4,731	4,281
Semi-finished goods		1,452,939	843,720
Raw materials		1,445,971	696,492
Fuel and materials		461,105	405,003
Materials-in-transit		1,687,856	702,807
Others		606	522

		5,714,541	2,997,017
Less: Provision for valuation loss		—	(691)

	~~W~~	5,714,541	2,996,326

6.	Trading Securities

Trading securities as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010						2009
	Acqusition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	400,000	~~W~~	405,248	~~W~~	405,248	505,811

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

7.	Investment Securities
(a)	Investment securities as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Available-for-sale securities
Marketable equity securities	~~W~~	3,633,243	3,650,351
Non-marketable equity securities		746,436	767,174
Investments in bonds		—	125,125
Equity investments		500	500

		4,380,179	4,543,150
Less: Current portion		—	(20,230)

		4,380,179	4,522,920
Held-to-maturity securities		31,774	51,675
Less: Current portion		(1,962)	(20,000)

		29,812	31,675
Equity method accounted investments		9,921,113	5,633,218

	~~W~~	14,331,104	10,187,813

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(b)	Investments in marketable equity securities as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010								2009
	Number of	Percentage of	Acquisition		Fair		Book		Book
Company	Shares	Ownership (%)	Cost		Value		Value		Value
SK Telecom Co., Ltd. (*1)	4,452,057	5.41	~~W~~	1,236,858	~~W~~	780,531	~~W~~	780,531	743,845
Hana Financial Group Inc.	4,663,776	2.20		29,998		157,403		157,403	153,438
Nippon Steel Corporation (*1)	238,352,000	3.50		719,622		922,872		922,872	1,128,734
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506		483,718		483,718	256,260
Hanil Iron & Steel Co., Ltd.	206,798	10.14		2,413		3,288		3,288	2,575
HISTEEL Co., Ltd.	135,357	9.95		1,609		2,843		2,843	1,895
Moonbae Steel Co., Ltd.	1,849,380	9.02		3,588		4,550		4,550	5,419
Dongyang Steel Pipe Co., Ltd.	1,564,250	1.92		3,911		2,127		2,127	1,877
SHINHAN FINANCIAL GROUP Co., Ltd.	4,369,881	0.92		228,778		190,745		190,745	188,779
SeAH Steel Corporation	610,103	10.17		18,792		27,607		27,607	22,055
Thainox Stainless Public Company Limited	1,200,000,000	15.39		42,301		67,536		67,536	67,658
UNION STEEL Co., Ltd.	1,005,000	9.80		40,212		24,371		24,371	22,110
Macarthur Coal Limited	21,215,700	7.25		420,805		275,259		275,259	249,431
HANJIN SHIPPING Co., Ltd.	65,132	0.08		2,538		2,192		2,192	1,185
HANJIN SHIPPING HOLDINGS Co., Ltd.	11,033	0.03		298		186		186	151
KB Financial Group Inc.	13,115,837	3.39		574,524		642,676		642,676	783,015
LG U Plus Corporation (formerly LG Telecom Co., Ltd.) (*2)	2,671,688	0.52		22,683		19,690		19,690	—
LG Powercom Corporation (*2)	—	—		—		—		—	21,924
Seoul Semiconductor Co., Ltd.	591,000	1.01		24,999		25,649		25,649	—

			~~W~~	3,717,435	~~W~~	3,633,243	~~W~~	3,633,243	3,650,351

(*1)	Certain portion of securities has been pledged as collateral. (note 10)

(*2)	In January 2010, LG Powercom Co., Ltd.’s shares were exchanged with LG U Plus Co., Ltd. (formerly, LG Telecom Co., Ltd.)’s by merger and accordingly, the differences between the fair values and the acquisition costs at the date of exchange amounting to ~~W~~758 million were recognized as gain on disposal of investments.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(c)	Equity method accounted investments as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)					2009		Increase (Decrease)				2010
	Number of	Percentage of	Acqusition		Carrying		Equity method			Other Increase	Carrying
Investees (*1)	Shares	Ownership (%)	Cost		Value		Profit (Loss)			(Decrease) (*2)	Value

Domestic

POSCO E&C Co., Ltd.	27,281,080	89.53	~~W~~	365,789	~~W~~	1,063,089	~~W~~	25,448	~~W~~	(5,847)	~~W~~	1,082,690
Posteel Co., Ltd.	17,155,000	95.31		113,393		421,927		32,400		8,160		462,487
POSCON Co., Ltd.(*3)	—	—		—		70,990		—		(70,990)		—
POSCO Coated & Color Steel Co., Ltd.	3,412,000	56.87		82,017		108,421		(2,618)		—		105,803
POSCO Plant Engineering Co., Ltd. (*4)	2,700,000	100.00		27,052		24,276		(522)		10,342		34,096
POSCO ICT Co., Ltd. (*3)	99,403,282	72.54		102,571		—		1,339		48,354		49,693
POSCO Research Institute	3,800,000	100.00		19,000		23,553		921		—		24,474
Seoung Gwang Co., Ltd.	2,737,000	69.38		28,408		29,928		1,653		—		31,581
POSCO Architects & Consultants Co., Ltd.	340,000	100.00		2,143		17,734		2,320		(178)		19,876
POSCO Specialty Steel Co., Ltd.	26,000,000	100.00		260,000		628,842		93,029		(4,068)		717,803
POSCO Machinery Co., Ltd. (*4)	—	—		—		9,059		—		(9,059)		—
POSTECH Venture Capital Corp.	5,700,000	95.00		28,500		33,779		(323)		340		33,796
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	3,544,200	60.00		41,210		100,535		20,766		(2,689)		118,612
POSCO Terminal Co., Ltd.	2,550,000	51.00		12,750		23,674		5,655		(638)		28,691
POSCO Power Corp.	40,000,000	85.71		597,170		649,148		(28,427)		59,671		680,392
SNNC Co., Ltd.	18,130,000	49.00		90,650		100,655		44,996		(12,481)		133,170
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.) (*5)	2,030,456	34.20		26,142		—		577		28,444		29,021
PNR Co., Ltd.	5,467,686	70.00		27,339		25,720		(9,665)		—		16,055
POSCOAST Co., Ltd.	3,400,000	85.00		70,034		75,603		72		(51)		75,624
POS-HiMETAL CO., Ltd	5,200,000	65.00		26,000		5,837		(2,258)		19,404		22,983
POSCO E&E Co., Ltd.	3,480,000	100.00		17,400		17,303		317		—		17,620
Sungjin Geotec Co., Ltd. (*5)	12,345,110	35.24		159,878		—		(11,686)		159,649		147,963
POSCO Family Strategy Fund (*5)	20,000,000	69.93		20,000		—		(33)		20,000		19,967
Daewoo International. Co., Ltd. (*5)	68,681,566	68.15		3,381,015		—		79		3,381,015		3,381,094
POSCO LED Co., Ltd (*5)	1,002,000	16.70		5,000		—		—		5,000		5,000
Others				12,814		22,793		1,644		(64)		24,373

				5,516,275		3,452,866		175,684		3,634,314		7,262,864

Foreign

POSCO America Corporation	371,052	99.45		316,941		113,510		(24,812)		9,816		98,514
POSCO Australia Pty. Ltd.	761,775	100.00		37,352		330,623		31,923		48,703		411,249
POSCO Asia Co., Ltd.	9,360,000	100.00		7,425		32,189		4,625		1,129		37,943
Zhangjiagang Pohang Stainless Steel Co., Ltd. (*6)	—	58.60		216,542		283,845		13,477		(436)		296,886
Guangdong Pohang Coated Steel Co., Ltd. (*6)	—	87.04		45,503		31,299		9,580		(69)		40,810
POSCO (Thailand) Co., Ltd.	12,721,734	85.62		39,677		25,945		4,999		2,267		33,211

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(in millions of Won)					2009		Increase (Decrease)				2010
	Number of	Percentage of	Acqusition		Carrying		Equity method		Other Increase		Carrying
Investees (*1)	Shares	Ownership (%)	Cost		Value		Profit (Loss)		(Decrease) (*2)		Value

KOBRASCO	2,010,719,185	50.00		32,950		98,962		41,479		(10,954)		129,487
POSCO Investment Co., Ltd.	5,000,000	100.00		53,189		85,521		6,014		(996)		90,539
Poschrome (Proprietary) Limited	21,675	25.00		4,859		15,090		1,145		641		16,876
POSCO-MKPC SDN. BHD.	25,269,900	44.69		12,574		17,550		157		1,622		19,329
Qingdao Pohang Stainless Steel Co., Ltd. (*6)	—	70.00		71,463		65,982		818		(128)		66,672
POSCO (Suzhou) Automotive Processing Center Co., Ltd. (*6)	—	90.00		31,023		49,429		4,441		(5,329)		48,541
POSCO-China Holding Corp. (*6)	—	100.00		164,418		208,413		5,398		(585)		213,226
POSCO-Japan Co., Ltd.	90,438	100.00		50,558		68,436		2,492		7,499		78,427
POSCO-India Private Ltd.	450,000,000	100.00		110,287		108,538		—		1,310		109,848
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	74,787,138	65.00		17,017		15,016		(1,139)		376		14,253
Nickel Mining Company SAS	3,234,698	49.00		157,585		189,197		8,287		(15,222)		182,262
POSCO-Vietnam Co., Ltd. (*6)	—	85.00		198,578		154,691		(64,987)		(10,198)		79,506
POSCO-Mexico Co., Ltd.	1,304,955,672	84.67		117,950		62,581		(10,222)		1,185		53,544
Zhongyue POSCO (Qinhuangdau) Tinplate Industrial Co., Ltd.(*6)	—	24.00		6,718		11,003		1,590		(18)		12,575
POSCO Vietnam Processing Center Co., Ltd.(*6)	—	89.58		19,948		11,425		2,054		3,579		17,058
BX STEEL POSCO Cold Rolled Sheet Co., Ltd. (*6)	—	25.00		61,961		63,865		19,761		(118)		83,508
POSCO-Malaysia SDN. BHD. (*7)	98,486,000	60.00		47,551		—		(9,777)		19,408		9,631
POSCO (Wuhu) Automative Processing Center Co., Ltd. (*6)	—	68.57		10,026		11,534		74		(30)		11,578
POSCO VST Co., Ltd. (*6)	—	90.00		77,068		71,901		(16,070)		(2,473)		53,358
POSCO Maharashtra Steel Private Limited (*8)	26,672,722	100.00		80,627		—		(856)		81,179		80,323
POSCO India Chennai Steel Processing Cetre Pvt. Ltd. (*8)	12,250,000	100.00		14,924		—		(973)		14,808		13,835
POSCO Turkey Nilufer Processing Centre Co., Ltd. (*8)	242,444	100.00		19,983		—		(1,848)		19,006		17,158
POSCO Vietnam Hanoi Processing Centre Co., Ltd. (*6,8)	—	70.00		5,584		—		(467)		5,465		4,998
POSCO (Liaoning) Automotive Processing Centre Co., Ltd. (*6,8)	—	90.00		16,952		—		(89)		16,162		16,073
POSCO-Indonesia Jakarta Processing Centre Co., Ltd. (*5)	8,139,119	65.00		2,926		—		(682)		3,001		2,319
POSCO China Dalian Plate Processing Center Ltd.(*6,5)	—	48.45		32,992		—		(975)		33,381		32,406
POSCO WA PTY. LTD.(*5)	188,752,130	100.00		199,176		—		(3,242)		208,582		205,340
Others				64,703		53,807		10,282		12,877		76,966

				2,347,030		2,180,352		32,457		445,440		2,658,249

			~~W~~	7,863,305	~~W~~	5,633,218	~~W~~	208,141	~~W~~	4,079,754	~~W~~	9,921,113

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(*1)	Due to the difference in the closing schedule of investees’ financial statements, the Company used the unaudited or unreviewed financial statements of these companies as of September 30, 2010, when applying the equity method of accounting.

(*2)	Other increase (decrease) represents the changes in investment securities primarily due to acquisitions (disposals), dividends received, changes in capital surplus or capital adjustments arising from equity transaction with subsidiaries, changes in capital adjustments arising from translations of financial statements of foreign investees and others.

(*3)	On January 22, 2010, POSCO ICT Co., Ltd. merged with POSCON Co., Ltd.

(*4)	On January 1, 2010, POSCO Plant Engineering Co., Ltd. merged with POSCO Machinery Co., Ltd.

(*5)	These subsidiaries are newly acquired during the nine-month period ended Sep 30, 2010.

(*6)	No shares have been issued in accordance with the local laws or regulations.

(*7)	The Acquisition Cost of these subsidiaries are composed of common stocks in the amount of ~~W~~33,098 million and preferred stocks in the amount of ~~W~~14,453 million.

(*8)	This investment was reclassified to equity method accounted investments from available-for-sale securities, since its total assets were greater than ~~W~~10,000 million as of December 31, 2009.
(d)	For the nine-month period ended September 30, 2010, amortization of goodwill amounted to ~~W~~31,404 million and the realized profit less the elimination of the unrealized profit from intercompany transactions amounted to ~~W~~252,239 million.

(e)	In order to enhance its competitiveness through securing the export capability and to create the synergy effect between the Company and its family subsidiaries, on August 30, 2010, the Company entered into the stock sales contract with Daewoo International Corporation’s shareholders including Korea Asset Management Corporation after the resolution of the Board of Directors on April 23, 2010, and obtained an approval from the Fair Trade Commission Republic of Korea for business acquisition on September 13, 2010. The Company is in the process of measuring the goodwill which is conducted by an external valuation firm for Daewoo International Corporation.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

The summary of financial statements for the prior fiscal year, and for the nine-month period ended, and as of September 30, 2010, which is the acquisition date for business combination accounting are as follows:
a.	Summarized statements of financial position

(in millions of Won)	September, 30, 2010(*)		December, 31, 2009

Current assets	~~W~~	2,289,376	1,757,421
Non-current assets		2,331,577	2,127,755

Total assets		4,620,953	3,885,176

Current liabilities		2,369,955	1,449,598
Non-current liabilities		782,773	1,045,847

Total liabilities		3,152,728	2,495,445

Total shareholders’ equity		1,468,225	1,389,731

Total liabilities and shareholders’ equity	~~W~~	4,620,953	3,885,176

b.	Summarized statements of income

	For the nine-month
(in millions of Won)	period ended(*)		For the year ended

Sales	~~W~~	11,577,047	11,147,952
Cost of goods sold		10,919,446	10,390,672

Gross profit		657,601	757,280

Selling and administrative expenses		516,560	585,943

Operating profit		141,041	171,337

Non-operating income, net		(80,451)	7,521
Income before income taxes		60,590	178,858
Income tax expense		37,271	54,244

Net income	~~W~~	23,319	124,614

(*)	This financial information was not reviewed.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

8.	Property, Plant and Equipment
(a)	Changes in property, plant and equipment for the nine-month period ended September 30, 2010 are as follows:

	Beginning										Ending
(in millions of Won)	Balance		Acquisition (*1)		Disposal		Others (*2)		Depreciation		Balance

Land	~~W~~	961,869	~~W~~	152,603	~~W~~	(9)	~~W~~	(4,389)	~~W~~	—	~~W~~	1,110,074
Buildings		1,998,510		618,133		(7,104)		4,576		(141,773)		2,472,342
Structures		1,479,920		313,193		(3,058)		—		(94,249)		1,695,806
Machinery and equipment		8,270,432		2,229,926		(16,440)		—		(1,368,050)		9,115,868
Vehicles		16,803		3,527		(105)		—		(6,367)		13,858
Tools		16,737		5,802		—		—		(5,943)		16,596
Furniture and fixtures		50,057		15,034		(3)		(187)		(13,183)		51,718
Capital Lease Assets		9,555		—		—		—		(478)		9,077
Construction-in-progress		3,841,711		3,165,025		—		(3,373,868)		—		3,632,868

	~~W~~	16,645,594	~~W~~	6,503,243	~~W~~	(26,719)	~~W~~	(3,373,868)	~~W~~	(1,630,043)	~~W~~	18,118,207

(*1)	Includes acquisition cost transferred from construction-in-progress amounting to ~~W~~3,373,868 million.

(*2)	Represents assets transferred from construction-in-progress to the other property, plant and equipment and intangible assets.
(b)	The Company’s expenditures in relation to construction-in-progress for the expansion of Gwangyang Sintering plates and Coke establishment plates amounted to ~~W~~3,165,025 million for the nine-month period ended September 30, 2010.
9.	Intangible Assets
Intangible assets, net of amortization, as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Intellectual property rights	~~W~~	4,601	3,028
Port facilities usage rights		116,475	100,144
Other intangible assets (*1)		47,334	48,657

	~~W~~	168,410	151,829

(*1)	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

10.	Pledged Assets
(a)	As of September 30, 2010, government bonds and bonds issued by Seoul Metropolitan Rapid Transit Corp., amounting to ~~W~~29,812 million and ~~W~~1,962 million, respectively, were provided as collateral to the Gyeongsangbuk-Do Province Office as a guarantee for environmental remediation of POSCO No. 4 disposal site.

(b)	As of September 30, 2010, 2,100,486 shares, equivalent to 18,994,379 American depository receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued and 103,951,000 shares of Nippon Steel Corporation have been pledged as collateral for the 1st samurai bonds issued.

(c)	Guarantees provided by third parties on behalf of the Company as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010				2009

Korea Development Bank	EUR	3,489,568	~~W~~	5,430	3,964,241	6,637

11.	Other Assets

Other current and other long-term assets as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Other current assets
Short-term loans receivable	~~W~~	6,100	—
Accrued income		27,384	49,987
Advanced payments		6,066	11,943
Prepaid expense		70,015	8,465
Others		258	—

	~~W~~	109,823	70,395

Other long-term assets
Long-term loans receivable	~~W~~	43,688	24,554
Guarantee deposits		2,160	1,771
Others (*)		333,636	62,485

		379,484	88,810
Less: Allowance for doubtful accounts		(53)	(692)

	~~W~~	379,431	88,118

(*)	Includes payments to acquire interests in Roy Hill Holdings Pty. Ltd. amounting to ~~W~~257,878 million.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

12.	Short-Term Borrowings and Current Portion of Long-Term Debts
(a)	Short-term borrowings as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009

Foreign currency borrowings	1.14 ~ 1.64	USD	1,019,974,758		1,164,811	369,055,984		430,910

				~~W~~	1,164,811		~~W~~	430,910

(b)	Current portion of long-term debts as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009
Domestic debentures	5.00	KRW	800,000	~~W~~	800,000	—	~~W~~	—
Loans from foreign financial institutions	2.00	EUR	636,350		990	636,350		1,065

					800,990			1,065

Less: Discount on debentures issued					(992)			—

				~~W~~	799,998		~~W~~	1,065

13.	Long-Term Debts
(a)	Debentures as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Issue date	Maturity	Annual Interest Rate	2010				2009

Domestic debentures	Mar. 28, 2006~	Mar. 28, 2011~	4.81 ~ 6.52	KRW	2,800,000	~~W~~	2,800,000	2,300,000	2,300,000
9th Samurai Bonds	Jun. 28, 2006	Jun. 28, 2013	2.05	JPY	50,000,000,000		681,670	50,000,000,000	631,410
Euro Bonds	Aug. 10, 2006	Aug. 10, 2016	5.88	USD	300,000,000		342,600	300,000,000	350,280
Exchangeable bonds (*1)	Aug. 19, 2008	Aug. 19, 2013	—	JPY	52,795,000,000		719,775	52,795,000,000	666,706
Yen dominated FRN	Nov. 11, 2008	Nov. 11, 2011	6 Months Tibor+2.60	JPY	20,000,000,000		272,668	20,000,000,000	252,564
1st Samurai Private Equity	Dec. 29, 2008	Dec. 29, 2011	6 Months Tibor+1.60	JPY	50,000,000,000		681,670	50,000,000,000	631,410
Global Bonds	Mar. 26, 2009	Mar. 26, 2014	8.75	USD	700,000,000		799,400	700,000,000	817,320

							6,297,783		5,649,690
Add: Premium on bond redemption							10,869		10,067
Less: Current portion							(800,000)		—
Discount on debentures issued							(54,349)		(64,917)

						~~W~~	5,454,303		5,594,840

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(*1)	The Company issued exchangeable bonds, which are exchangeable with 18,994,379 SK Telecom Co., Ltd. ADRs, on August 19, 2008. Details of exchangeable bonds are as follows:

Issuance date:	August 19, 2008
Maturity date:	August 19, 2013
Rate:	Interest rate of zero percent
Face value:	JPY 52,795,000,000
Issuance price:	JPY 52,424,229,136
Premium on bond redemption :	797,204,500 (redeemed on put date or maturity JPY date)
Exchangeable price:	JPY 2,999.11/ADR
Fair value of an exchangeable right at issuance date:	JPY 2,867,605,334
Fair value of an exchangeable right as of September 30, 2010:	JPY 221,739,000
ADRs exchangeable as of September 30, 2010:	ADR 18,994,379
Exercise period of exchangeable right:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Exercisable date of put by bondholders:	August 19, 2011
The Company issued exchangeable bonds which is exchangeable with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., a SPV. The Company accounted for these exchangeable bonds as long-term debts under generally accepted accounting principles in the Republic of Korea as if the Company issued the exchangeable bonds.
(b)	Long-term domestic borrowings as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010		2009

Korea Resources Corporation	Representive borrowing rate (*1) -2.25	~~W~~	55,114	55,114
Woori Bank	Representive borrowing rate (*1)- 1.25		35,488	20,405
National Forestry Cooperative Federation	1.50		746	—

		~~W~~	91,348	75,519

(*1)	Indexed to the average yield of 3-year government bond which is rounded off to the nearest 0.25%.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(c)	Long-term foreign currency borrowings as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010				2009

Korea National Oil Corporation (*1)	Representive borrowing rate- 2.25	USD	4,549,590	~~W~~	5,578	4,549,590	5,578
The Export-Import Bank of Korea (*2)	4.50	USD	153,000,000		174,726	—	—
The Export-Import Bank of Korea (*3)	4.09	USD	165,100,000		188,544	—	—

				~~W~~	368,848		5,578

(*1)	The borrowing is related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan with Korea National Oil Corporation (“KNOC”) (note 16).

(*2)	The borrowing is related to the Roy Hill iron exploration work in Australia.

(*3)	The borrowing is related to the API iron development work in Australia.

(d)	Loans from foreign financial institutions as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Annual Interest Rate (%)	2010			2009

NATIXIS	2.00	EUR 3,489,568	~~W~~	5,430	3,964,241	~~W~~	6,637
Less: Current portion		EUR (636,350)		(990)	(636,350)		(1,065)

			~~W~~	4,440		~~W~~	5,572

(e)	Aggregate maturities of long-term debts as of September 30, 2010 are as follows:

					Foreign Currency		Loans from Foreign
(in millions of Won)	Debentures (*)		Borrowings		Borrowings		Financial Institutions		Total

Sep. 30,
2011	~~W~~	800,000	~~W~~	—	~~W~~	—	~~W~~	990	~~W~~	800,990
2012		1,454,338		6,173		—		990		1,461,501
2013		1,912,314		10,099		24,025		990		1,947,428
2014		1,299,400		12,171		129,132		990		1,441,693
Thereafter		842,600		62,905		215,691		1,470		1,122,666

	~~W~~	6,308,652	~~W~~	91,348	~~W~~	368,848	~~W~~	$5,430	~~W~~	6,774,278

(*)	The amount includes premium on bond redemption.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

14. Accrued Severance Benefits
The changes in accrued severance benefits for the nine-month period ended September 30, 2010 and the year ended December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Estimated severance benefits at the beginning of period / year	~~W~~	784,357	851,391
Accrual for severance benefits		208,184	3,320
Payment		(49,456)	(70,354)

Estimated severance benefits at the end of period / year	~~W~~	943,085	784,357

Transferred to National Pension Fund		(82)	(82)
Deposit for severance benefits trust		(605,904)	(599,088)

Net balance at the end of period / year	~~W~~	337,099	185,187

15. Other Current Liabilities
     Other current liabilities as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	2010		2009

Other current liabilities
Advances received	~~W~~	40,797	25,615
Unearned revenue		5,027	2,012
Others		36,930	6,177

	~~W~~	82,754	33,804

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

16. Commitments and Contingencies
(a)	As of September 30, 2010, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in millions of Won)		2010				2009
Company	Financial Institution	Guaranteed		Won Equivalent		Guaranteed	Won Equivalent

Related companies
POSCO Investment Co., Ltd.		USD	464,000,000	~~W~~	726,377	346,000,000		607,184
	HSBC	MYR	240,000,000			280,000,000
		CNY	630,000,000			630,000,000
POSCO-Vietnam Co., Ltd.	The Export-Import	USD	230,000,000		328,192	230,000,000		329,249
	Bank of Korea	JPY	4,806,750,000			4,806,750,000

					1,054,569			936,433

Others
Zeus (Cayman) Ltd.	Related creditors	JPY	52,795,000,000		719,775	52,795,000,000		666,706
United Spiral Pipe	Comerica Bank	USD	8,750,000		9,993	—		—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		USD	11,760,000		78,328	13,800,000		77,554
	Bank of China and others
		CNY	379,920,000			359,180,000

					808,096			744,260

				~~W~~	1,862,665		~~W~~	1,680,693

(b)	As of September 30, 2010, the Company issued five blank promissory notes to Korea Resources Corporation as collateral for borrowings, and issued six blank promissory notes to KNOC as collateral for foreign currency borrowings.

(c)	The Company entered into a capital lease contract acquiring a ro-ro ship for the exclusive use of transporting plates for ~~W~~1,953 million and US$11,583 thousand, equivalent to 90% of fair value of the ship price, to be redeemed over 12 years.

(d)	As of September 30, 2010, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and others. The Company’s rent expense with respect to these lease agreements amounted to ~~W~~5,076 million for the nine-month period ended September 30, 2010.

(e)	The Company is involved in 12 lawsuits and claims for alleged damages aggregating to ~~W~~8,272 million as of September 30, 2010 which arose in the ordinary course of business. The Company is unable to predict the ultimate outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of September 30, 2010.

(f)	The Company entered into long-term contracts to purchase iron ore, coal, nickel and other raw materials. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of September 30, 2010, 323 million tons of iron ore and 50 million tons of coal remain to be purchased under such long-term contracts.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(g)	The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. This agreement provides for periodic price adjustments to market price (Japan JCC), and the ceiling price is applied when the market price exceeds the specific price level provided in the agreement.

(h)	The Company has bank overdraft agreements of up to ~~W~~200,000 million with Woori Bank and six other banks as of September 30, 2010. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and four other banks for credit lines of up to ~~W~~710,000 million and short-term borrowing agreement of up to ~~W~~150,000 million with Woori Bank.

(i)	As of September 30, 2010, the Company has an agreement with Woori Bank and others to open letters of credit, documents against acceptance and documents against payment amounting to US$1,000 million and US$1,300 million in foreign short-term borrowings.

(j)	The outstanding balance of accounts receivable in foreign currency sold to financial institutions as of September 30, 2010 amounted to US$249 million for which the Company is contingently liable upon the issuers’ default.

(k)	The Company entered into commitments of foreign currency long-term borrowings which are limited up to the amounts of US$6.86 million and US$3.54 million, with KNOC, related to the exploration of gas fields in the Aral Sea and Namangan-Chust in Uzbekistan, respectively. The repayment obligation depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the project fails and also the Company has agreed to pay a certain portion of its profits under certain conditions as defined by the borrowing agreement.

(l)	The Company has provided a supplemental funding agreement as the largest shareholder by the requests from the creditors including Korea Development Bank, for seamless funding to POSCO Power Corp. for construction of new power plants.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

17. Derivatives
(a)	Details of derivatives as of September 30, 2010 are as follows:

	Purpose of	Financial
Type of Transaction	Transaction	Institutions	Description of contract

Embedded derivative (*)	Issuing exchangeable bonds	Investee for exchangeable bonds	Exchangeable rights for stock

(*)	The Company applied derivative accounting for exchangeable right to investors related to exchangeable bonds issued in August 19, 2008 which meets certain criteria of embedded derivatives. Fair values of exchangeable right are ~~W~~2,133 million (JPY 168,944,000) as of December 31, 2009 and ~~W~~3,023 million (JPY 221,739,000) as of September 30, 2010. This exchangeable right is included in other long-term liabilities.
(b)	Details of the gains (losses) on derivatives, net for the nine-month periods ended September 30, 2010 and 2009 are as follows:

(in millions of Won)	Valuation Gain (Loss)			Transaction Gain
Type of Transaction	2010		2009	2010		2009

Currency forward (Swaps)	~~W~~	—	—	~~W~~	26,737	14,177
Embedded derivative		(890)	6,337		—	—

	~~W~~	(890)	6,337	~~W~~	26,737	14,177

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

18.	Stock Appreciation Rights
(a)	The Company granted stock appreciation rights to its executive officers in accordance with the stock appreciation rights plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant			2nd Grant			3rd Grant			4th Grant			5th Grant			6th Grant			Total

Before the modifications (*)
Number of shares		498,000	shares		60,000	shares		22,000	shares		141,500	shares		218,600	shares		90,000	shares	1,030,100	shares
Exercise price	~~W~~	98,400	per share	~~W~~	135,800	per share	~~W~~	115,600	per share	~~W~~	102,900	per share	~~W~~	151,700	per share	~~W~~	194,900	per share
After the modifications (*)
Grant date	July 23, 2001			April 27, 2002			September 18, 2002			April 26, 2003			July 23, 2004			April 28, 2005
Exercise price	~~W~~	98,900	per share	~~W~~	136,400	per share	~~W~~	116,100	per share	~~W~~	102,900	per share	~~W~~	151,700	per share	~~W~~	194,900	per share
Number of shares granted		453,576	shares		55,896	shares		20,495	shares		135,897	shares		214,228	shares		90,000	shares	970,092	shares
Number of shares cancelled		19,409	shares		—			—			—			—			—		19,409	shares
Number of shares exercised		434,167	shares		55,896	shares		20,495	shares		135,897	shares		142,964	shares		64,000	shares	853,419	shares
Number of shares outstanding		—			—			—			—			71,264	shares		26,000	shares	97,264	shares
Exercise period	July 24, 2003~			April 28, 2004~			Sept. 19, 2004~			April 27, 2005~			July 24, 2006~			April 29, 2007~
	July 23, 2008			April 27, 2009			Sept. 18 2009			April 26, 2010			July 23, 2011			April 28, 2012

(*)	The Company modified the number of shares granted under the stock appreciation rights and the exercise price, as presented above (1st, 2nd, 3rd, 4th, 5th), in accordance with the resolutions of the Board of Directors on April 26, 2003, October 17, 2003 and October 22, 2004.
(b)	Expense (or income) related to stock appreciation rights granted to executives incurred for the nine-month period ended September 30, 2010 is as follows:

(in millions of Won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,896	~~W~~	81,239	~~W~~	31,694	~~W~~	221,625
Current period		—		—		—		(32)		(5,711)		(2,188)		(7,931)

	~~W~~	59,945	~~W~~	10,780	~~W~~	6,071	~~W~~	31,864	~~W~~	75,528	~~W~~	29,506	~~W~~	213,694

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

19.	Selling and Administration Expenses

Details of selling and administrative expenses for the three-month and nine-month periods ended September 30, 2010 and 2009 are as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2010		2009	2010	2009

Selling expenses	~~W~~	197,469	164,257	557,205	473,468
Fees and charges		36,993	28,191	104,573	83,385
Salaries and wages		39,963	23,848	112,205	71,449
Advertising		21,000	16,674	61,942	50,778
Research and development		18,715	30,405	62,236	40,453
Depreciation		4,121	3,668	11,477	11,177
Amortization		3,799	4,094	11,549	11,824
Rent		6,635	4,697	19,109	13,822
Other employ benefits		12,482	22,410	39,674	54,765
Provision for severance benefits		11,267	37	30,694	3,804
Supplies		2,168	501	6,195	3,431
Travel		5,461	3,155	14,406	8,696
Training		6,215	3,538	16,223	9,167
Repairs		6,520	5,265	11,880	8,116
Communications		2,174	1,809	6,040	5,541
Vehicle expenses		1,652	1,448	4,663	4,172
Taxes and public dues		952	1,356	3,139	3,322
Entertainment		1,448	724	3,847	2,271
Subscriptions and printing		503	557	1,737	1,531
Utilities		342	108	856	294
Others		7,931	16,165	15,241	34,524

	~~W~~	387,810	332,907	1,094,891	895,990

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

20.	Income Taxes
(a)	Income tax expense for the nine-month periods ended September 30, 2010 and 2009 is as follows:

(in millions of Won)	2010		2009

Current income taxes	~~W~~	754,929	294,757
Deferred income taxes		72,384	132,286
Carryforward income tax		77,855	(147,876)
Items charged directly to shareholders’ equity		(32,973)	(115,125)

	~~W~~	872,195	164,042

(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2010 and 2009:

(in millions of Won)	2010		2009

Net income before income tax expense	~~W~~	4,549,617	2,060,979
Income tax expense computed at statutory rate		1,100,991	498,740
Adjustments:
Tax credit		(175,307)	(200,406)
Income tax refunds		—	(140,442)
Others, net		(53,489)	6,150

Income tax expense	~~W~~	872,195	164,042

Effective tax rate (%)		19.2%	8.0%

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(c)	Changes in temporary differences and deferred income taxes for the nine-month period ended September 30, 2010 are as follows:

(in millions of Won)	Temporary differences						Deferred income tax
	Dec. 31, 2009		Inc. (dec.)(*1)		September 30, 2010		Dec. 31, 2009		Inc. (dec.)(*1)		September 30, 2010
Deductible (taxable) temporary differences:
Reserve for special repairs	~~W~~	(173,990)	~~W~~	11,002	~~W~~	(162,988)	~~W~~	(39,500)	~~W~~	2,662	~~W~~	(36,838)
Reserve for technology developments		(800,000)		(400,000)		(1,200,000)		(176,000)		(88,000)		(264,000)
Dividend income from related companies		461,399		49,082		510,481		101,508		10,798		112,306
Depreciation expense		(357,064)		31,909		(325,155)		(78,445)		5,270		(73,175)
Valuation of equity method accounted investments (*2)		(1,492,065)		(205,838)		(1,697,903)		(236,119)		(2,888)		(239,007)
Prepaid expenses		73,375		25,717		99,092		17,756		6,224		23,980
Impairment loss on property, plant and equipment		35,696		(1,456)		34,240		7,998		(390)		7,608
Loss on foreign currency translation		190,953		91,440		282,393		39,783		20,759		60,542
Others		474,039		27,971		502,010		99,140		6,154		105,294

	~~W~~	(1,587,657)	~~W~~	(370,173)	~~W~~	(1,957,830)	~~W~~	(263,879)	~~W~~	(39,411)	~~W~~	(303,290)

Deferred income taxes recognized directly to equity:
Capital adjustment arising from equity method accounted investments		(655,122)		(167,702)		(822,824)		(144,127)		(36,895)		(181,022)
Gain on valuation of available-for-sale securities		(835,211)		167,344		(667,867)		(183,746)		36,815		(146,931)
Loss on valuation of available-for-sale securities		868,159		(149,518)		718,641		190,995		(32,893)		158,102

	~~W~~	(622,174)	~~W~~	(149,876)	~~W~~	(772,050)	~~W~~	(136,878)	~~W~~	(32,973)	~~W~~	(169,851)

Deferred tax from tax credit:
Tax credit								286,556		(77,855)		208,701

							~~W~~	(114,201)	~~W~~	(150,239)	~~W~~	(264,440)

(*1)	The adjustments reflect the effect of the finalized tax assessment for the year December 31, 2009.

(*2)	As of September 30, 2010, deductible temporary differences of ~~W~~475,206 million is related to investees in which the Company’s disposal of investments is unlikely to occur within five years. Therefore the income tax effect for these temporary differences was not recognized as it is not probable the deferred tax asset will be realized.
(d)	A summary of deferred tax assets and liabilities as of September 30, 2010 is as follows:

(in millions of Won)	Current		Non-current		Total

Deferred tax assets	~~W~~	232,681	~~W~~	476,876	~~W~~	709,557
Deferred tax liabilities		(25,037)		(948,960)		(973,997)

Net deferred tax assets (liabilities)	~~W~~	207,644	~~W~~	(472,084)	~~W~~	(264,440)

(e)	Income tax expense which is directly charged to shareholders’ equity due to changes in valuation of available-for-sale securities for the nine-month period ended September 30, 2010 amounted to ~~W~~32,973 million.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

21.	Comprehensive Income
(a)	For the nine-month periods ended September 30, 2010 and 2009, comprehensive income is as follows:

(in millions of Won)	2010		2009

Net income	~~W~~	3,677,422	1,896,937

Gain (loss) on valuation of available-for-sale securities		(17,826)	537,277
Less: tax effect		3,922	(118,202)
Changes in capital adjustments arising from equity method accounted investments		46,323	7,668
Less: tax effect		(13,303)	12,917

Comprehensive income	~~W~~	3,696,538	2,336,597

(b)	For the three-month periods ended on September 30, 2010 and 2009, comprehensive income is as follows:

(in millions of Won)	2010		2009

Net income	~~W~~	1,043,940	1,141,891

Gain on valuation of available-for-sale securities		151,801	242,386
Less: tax effect		(33,396)	(53,326)
Changes in capital adjustments arising from equity method accounted investments		7,627	(130,045)
Less: tax effect		(5,534)	31,551

Comprehensive income	~~W~~	1,164,438	1,232,457

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

22.	Earnings Per Share
(a)	Basic earnings per share for the nine-month periods ended September 30, 2010 and 2009 were as follows:

(in millions of Won except per share information)	2010		2009

Net income	~~W~~	3,677,422	1,896,937
Weighted-average number of common shares outstanding (*)		77,032,878	76,569,916

Basic earnings per share	~~W~~	47,738	24,774

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the nine-month periods ended September 30, 2010 and 2009:

	2010	2009

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,616,919)

Weighted-average number of common shares outstanding	77,032,878	76,569,916

(b)	Basic earnings per share for the three-month periods ended September 30, 2010 and 2009 were as follows:

(in millions of Won except per share information)	2010		2009

Net income	~~W~~	1,043,940	1,141,891
Weighted-average number of common shares outstanding (*)		77,032,878	76,569,916

Basic earnings per share	~~W~~	13,552	14,913

(*)	Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding for the three-month periods ended September 30, 2010 and 2009:

	2010	2009

Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(10,153,957)	(10,616,919)

Weighted-average number of common shares outstanding	77,032,878	76,569,916

(c)	Basic earnings per share for the three-month period ended March 31, 2010 and six-month period ended June 30, 2010 were ~~W~~18,657 and ~~W~~34,186. The year ended December 31, 2009 was ~~W~~41,380.

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

23. Related Party Transactions
(a)	As of September 30, 2010, the subsidiaries of the Company are as follows:

Domestic (34)
POSCO E&C Co., Ltd., Posteel Co., Ltd., POSCO Coated & Color Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO ICT Co., Ltd., POSCO Research Institute, Seung Kwang Co., Ltd., POSCO Architects & Consultants Co., Ltd., POSCO Specialty Steel Co., Ltd., POSTECH Venture Capital Corp., POSTECH 2006 Energy Fund, POSCO Chemtech Company Ltd.(formerly, POSCO Refractories & Environment Co., Ltd.), POSCO Terminal Co., Ltd., POSMATE Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., PHP Co., Ltd., PNR Co., Ltd., Megaasset Co., Ltd., Daewoo engineering Company, Metapolis Co., Ltd., POSCO TMC Co., Ltd.(formerly, POSCORE Co., Ltd.), Pohang Fuel Cell Co., Ltd., POSCOAST Co., Ltd., Daimyung TMS Co., Ltd., POS-HiMetal Co., Ltd., POSCO E&E Co., Ltd., Gwangyang Steel Fabrication Center, 9Digit Co., Ltd., Sungjin Geotec Co., Ltd., Postech Early Stage Fund, POSCO Family Strategy Fund, Daewoo International Corp., POSCO LED Co., Ltd.

Foreign (73)
POSCO America Corporation, POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., Dalian POSCO-CFM Coated Steel Co., Ltd., POSCO-CTPC Co., Ltd., POSCO-JKPC Co., Ltd., International Business Center Corporation, POSLILAMA E&C Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO (Thailand) Co., Ltd., Myanmar POSCO Steel Co., Ltd., POSCO-JOPC Co., Ltd., POSCO Investment Co., Ltd., POSCO-MKPC SDN BHD., Qingdao Pohang Stainless Steel Co., Ltd., POSCO (Suzhou) Automotive Processing Center Co., Ltd., POSEC-Hawaii Inc., POSCO-China Qingdao Processing Center Co., Ltd., POS-ORE Pty. Ltd., POSCO-China Holding Corp., POSCO-Japan Co., Ltd., POS-CD Pty. Ltd., POS-GC Pty. Ltd., POSCO-India Private. Ltd., POSCO-India Pune Steel Processing Centre Pvt. Ltd., POSCO-JNPC Co., Ltd., POSCO-Foshan Steel Processing Center Co., Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-MPC S.A. de C.V., Zhanjiagang Pohang Port Co., Ltd., POSCO-Vietnam Co., Ltd., POSCO-Mexico Co., Ltd., POSCO-India Delhi Steel Processing Centre Pvt. Ltd., POSCO (Chongqing) Automotive Processing Center Co., Ltd., POS-NP Pty. Ltd., POSCO Vietnam Processing Center Co., Ltd., Suzhou pos-core Technology Co., Ltd., POSCO-JYPC Co., Ltd., POSCO-Malaysia SDN. BHD., POS-Minerals Corporation, POSCO (Wuhu) Automotive Processing Center Co., Ltd., POSCO-Philippine Manila Processing Center INC., POSCO VST Co., Ltd., POSCO-Mexico Steel Distribution Center Co., Ltd., POSCO Maharashtra Steel Private Limited, POSCO India Chennai Steel Processing Centre Pvt. Ltd., POSCO Turkey Nilufer Processing Center Co., Ltd., POSCO Vietnam Hanoi Processing Center Co., Ltd., POSCO (Liaoning) Automotive Processing Center Co. Ltd., POSCO-Indonesia Jakarta Processing Center Co., Ltd., POSCO China Dalian Plate Processing Center Co., Ltd., POSCO Bio Ventures LP., Qingdao Posco Steel Processing Co., Ltd., POSCO-NCR COAL Ltd., POSCO WA PTY LTD., Daewoo International (America) Corp., Daewoo International Deutschland GmbH, Daewoo International Japan Corp., DAEWOO INTERNATIONAL SINGAPORE PTE LTD., Daewoo Italia S.r.l., Daewoo Cement (Shandong) Co., Ltd., Daewoo (China) Co., Ltd., PT. Rismar Daewoo Apparel, Daewoo Textile Fergana LLC., DAEWOO TEXTILE BUKHARA LLC., DAEWOO INTERNATIONAL AUSTRALIA PTY LTD., Daewoo Paper Manufacturing Co., Ltd., Daewoo International Mexico, S.A. de C.V., POSCO MAURITIUS LIMITED

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(b)	Significant transactions, which occurred in the ordinary course of business, with related companies for the nine-month periods ended September 30, 2010 and 2009, and the related account balances as of September 30, 2010 and December 31, 2009 are as follows:

(in millions of Won)	Sales and others (*1)			Purchase and others (*1)			Receivables (*2)			Payables (*2)
	2010		2009	2010		2009	2010		2009	2010		2009
Subsidiaries
POSCO E&C Co., Ltd.	~~W~~	6,500	3,675	~~W~~	1,850,337	1,506,199	~~W~~	341	480	~~W~~	309,758	437,818
Posteel Co., Ltd.		807,071	879,897		225,133	99,169		127,687	114,783		11,254	3,484
POSCO Coated & Color Steel Co., Ltd.		492,715	349,651		2,328	962		112,454	109,615		418	199
POSCO Plant Engineering Co., Ltd.		3,455	10,302		148,500	184,036		34	11		53,688	35,558
POSCO ICT Co., Ltd.		581	937		335,519	297,683		—	13		60,212	73,171
POSCO Architects & Consultants Co., Ltd.		21	254		31,087	27,111		—	7		8,614	2,557
POSCO Specialty Steel Co., Ltd.		128	177		28,750	3,289		42	—		9,398	3,418
POSCO Chemtech Company Ltd. (formerly, POSCO Refractories & Environment		65,748	67,043		416,528	338,940		9,659	6,880		79,415	66,008
POSCO Terminal Co., Ltd.		13,232	10,856		841	346		1,864	1,809		305	193
Samjung Packing & Aluminum Co., Ltd.		21,940	12,692		186,387	150,277		2,443	1,472		22,823	24,942
POSCO TMC Co., Ltd. (formerly, POSCORE Co., Ltd.)		116,828	94,473		57	64		17,625	11,678		—	24
POSCOAST Co., Ltd.		215,185	35,643		39,856	8,221		24,626	17,492		4,934	7,572
Sungjin Geotec Co., Ltd.		7,292	—		—	—		1,867	—		—	—
Daewoo International Corp.		—	—		—	—		113,214	—		776	—
POSCO America Corporation		167,972	114,220		—	—		8,937	531		—	—
POSCO Australia Pty. Ltd.		15,089	6,864		—	—		1,008	151		—	—
POSCO Canada Limited		—	—		136,937	70,835		—	—		12,909	—
POSCO Asia Co., Ltd.		871,361	849,733		93,248	65,295		73,138	40,548		2,375	1,170
POSCO-CTPC Co., Ltd.		15,868	3,007		—	—		—	—		—	—
POSCO-JKPC Co., Ltd.		53,983	20,667		103	—		—	34		—	—
POSCO (Thailand) Co., Ltd.		95,865	46,233		77	5		—	1,768		—	—
POSCO-MKPC SDN. BHD.		57,211	27,343		—	—		—	—		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		56,418	160,560		—	—		—	2,353		—	—
POSCO (Suzhou) Automotive Processing		79,258	60,448		—	—		—	—		—	—
POSCO-Japan Co., Ltd.		811,129	463,662		199,576	23,724		45,514	25,972		20,695	6,701
POSCO-India Pune Processing Centre Pvt. Ltd.		128,470	58,877		—	—		4,686	—		—	1
POSCO-JNPC Co., Ltd.		46,630	—		—	—		—	—		—	—
POSCO-CFPC Co.,Ltd.		60,422	38,851		—	—		—	—		—	—
POSCO-MPC S.A. de C.V.		122,734	38,946		101	—		—	—		—	—
POSCO-Vietnam Co., Ltd.		187,483	24,320		—	—		1,934	1,934		—	—
POSCO-Mexico Co., Ltd.		199,513	62,779		7	—		6,510	—		—	—
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		69,853	32,926		76	380		—	—		—	—
POSCO(Chongqing) Automotive Processing Center Co., Ltd.		34,303	20,376		—	—		—	—		—	—
POSCO-JYPC Co., Ltd.		56,398	—		—	—		—	—		—	—
POSCO-Malaysia SDN. BHD.		41,013	36,539		—	—		—	—		—	—
POSCO(Wuhu) Automotive Processing Center Co., Ltd.		81,905	27,558		—	—		—	—		—	—
POSCO (Liaoning) Automotive Processing Center Ltd., Co., Ltd.		18,712	—		—	—		—	—		—	—
POSCO-Indonesia Jakarta Processing Center Co., Ltd.		17,882	—		—	—		—	—		—	—
Others		37,151	26,318		88,093	51,951		5,024	3,430		14,368	8,528

		5,077,319	3,585,827		3,783,541	2,828,487		558,607	340,961		611,942	671,344

Equity method investees
eNtoB Corporation		—	—		200,517	154,250		—	—		5,097	6,561
SNNC Co., Ltd.		1,239	307		358,523	244,392		119	1,974		13,959	26,963
USS-POSCO Industries		212,429	162,659		187	56		—	18,310		—	—
Poschrome (Proprietary) Limited		—	—		54,035	32,590		—	176		—	—
Others		11,274	18,926		159	2,947		—	820		—	78

		224,942	181,892		613,421	434,235		119	21,280		19,056	33,602

	~~W~~	5,302,261	3,767,719	~~W~~	4,396,962	3,262,722	~~W~~	558,726	362,241	~~W~~	630,998	704,946

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

(*1)	Sales and others include sales, non-operating income and others; purchases and others include purchases, acquisition of property, plant and equipment, overhead expenses and others.

(*2)	Receivables include trade accounts and notes receivable and other accounts receivable and others; payables include trade accounts and notes payable, other accounts payable and others.
(c)	For the nine-month periods ended September 30, 2010 and 2009, details of compensation to key management officers are as follows:

(in millions of Won)	2010		2009

Salaries	~~W~~	12,433	8,648
Severance benefits		4,809	4,714
Management achievement awards and others		16,685	10,660

Total	~~W~~	33,927	24,022

Key management officers include directors (including non-executive directors) and executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. Other than the compensation which is described above, the Company granted stock appreciation rights to its key management officers. The Company recognized expense related to stock appreciation rights which decreased by ~~W~~7,931 million and increased by ~~W~~21,316 million for the nine-month periods ended September 30, 2010 and 2009, respectively. (note 18)
24. Revenue Information
The Company has main plants in Pohang and in Gwangyang in the Republic of Korea. Sales of the plants for the nine-month periods ended September 30, 2010 and 2009 were as follows:

(in millions of Won)	2010		2009

Pohang	~~W~~	12,414,851	11,267,283
Gwangyang		10,916,913	8,326,593
Others		74,497	71,937

Total	~~W~~	23,406,261	19,665,813

POSCO
Note to Non-Consolidated Financial Statements
September 30, 2010
(Unaudited)

25. Cost of goods sold
Details of cost of goods sold for the three-month and nine-month periods ended September 30, 2010 and 2009 are as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2010		2009	2010		2009

Finished goods, semi-finished goods and by-product
Beginning balance of inventories	~~W~~	1,763,919	1,494,965	~~W~~	1,191,502	2,749,541
Cost of goods manufactured		7,091,232	5,374,410		18,517,279	15,724,177
Tranfer from other assets, net		284,938	(100,219)		295,015	(17,016)
Refund of customs		(9,571)	(6,564)		(22,750)	(11,684)
Ending balance of inventories		(2,119,002)	(1,274,233)		(2,119,002)	(1,274,233)

		7,011,516	5,488,359		17,862,044	17,170,785

Others		16,953	11,495		55,610	37,819

Total	~~W~~	7,028,469	5,499,854	~~W~~	17,917,654	17,208,604

26. The Company’s plan and status for applying K-IFRS
The Company plans to prepare its financial statements under K-IFRS from 2011. To manage the matters associated with adoption of K-IFRS, the Company has organized a separate task force, which has analyzed the impact of the adoption of K-IFRS and the Company has been in the process of modification of the system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the status of the K-IFRS project to the audit committee and management group periodically. Details of action plans and current status for the preparation of K-IFRS as of September 30, 2010 are as follows:
•	Established separate Task Force Team for the adoption of K-IFRS in July 2008

•	First phase of K-IFRS project: Analysis of the impact on adoption of K-IFRS and creating Group from August 2008 to March 2009

•	Second phase of K-IFRS project: Designing stand-alone financial closing process with respect to GAAP differences from April 2009 to January 2010

•	Third phase of K-IFRS project: Preparing comparative financial statements and supplementing accounting system from February 2010 up to now

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